Exhibit 12.1

Computation of Ratio of Earnings to

Fixed Charges and Preferred Stock

Dividends (dollars in thousands)

	Nine Months Ended September 30, 2011	Year Ended December 31,
		2010	2009	2008	2007	2006
Earnings before fixed charges:
Add: pre-tax income from continuing operations before adjustment for income or loss from equity investees and noncontrolling interests in consolidated subsidiaries	32,939	$16,850	(7,741)	117,403	165,151	158,019
Add: fixed charges	114,952	163,659	176,950	195,703	181,780	157,277

Add: distributed income of equity investees	34,557	131,146	54,800	59,653	71,919	42,240
Subtract: capitalized interest	(1,293)	(5,099)	(19,062)	(36,511)	(35,424)	(23,952)
Subtract: preferred stock dividends	(17,550)	(23,400)	(23,400)	(23,400)	(23,400)	(23,400)
Subtract: noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(43)	(66)	(59)	(41)	(869)	(4,752)

Earnings	163,562	$283,090	181,489	312,808	359,157	305,432

Fixed charges:
Interest expensed and capitalized	93,286	$134,936	147,613	167,520	154,411	130,009
Amortized premiums, discounts and capitalized expenses related to indebtedness	2,105	2,957	3,517	2,981	1,987	2,833
Estimate of the interest within rental expense	2,010	2,366	2,420	1,802	1,982	1,035
Preferred stock dividends	17,550	23,400	23,400	23,400	23,400	23,400

Total fixed charges	114,952	$163,659	176,950	195,703	181,780	157,277

Ratio of earnings to fixed charges	1.4	1.7	1.0	1.6	2.0	2.0